SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

2 January 2013

BP BEGINS PRODUCTION FROM SKARV FIELD, NORWAY

BP and partners today announced the successful start of production from the Skarv field in the Norwegian Sea, one of a series of new major upstream projects that BP brought into production in 2012. Production started on 31 December, 2012.

"The start-up of Skarv is a key operational milestone for BP, adding new production from one of our core higher-margin areas," said Bob Dudley, BP group chief executive.

The Skarv field is approximately 210 kilometres west of the Norwegian coast in water depths of approximately 350-450 metres. Discovered in 1998, the field has an estimated ultimate recovery of around 100 million barrels of oil and condensate and over 1.5 trillion cubic feet of rich gas.

The field development includes a new highly-advanced FPSO (floating production, storage and offloading vessel) purpose-built for harsh waters, five subsea drilling templates, and an 80-kilometre 26-inch gas export pipeline connected to the Gassled transportation system, allowing export to markets in Europe.

The field will ramp up production and is anticipated to reach around 125,000 barrels of oil equivalent per day (boe/d) monthly average rate (30,000 boe/d net to BP) within the first six months of production and an expected maximum daily rate of approximately 165,000 boe/d (40,000 boe/d net BP) by year end.

Rebecca Wiles, BP Norway managing director, said: "Skarv will be a very important hub for BP in Norway, contributing significantly to our production growth from Norway and representing an important new source of gas to Europe."

"The field's development has already created many jobs and business activities at Helgeland. With its expected field life of 25 years, Skarv will continue to be an important contributor to local business activities."

Together with the continuing operation of the Ula and Valhall fields, the Skarv development underlines BP's long-term commitment to growing its business in Norway.

Notes to editors:

Skarv
• BP Norway has a 23.84 per cent interest and is operator. Partners are: Statoil ASA 36.17 per cent; E.ON E&P Norge AS 28.08 per cent; PGNiG Norway AS 11.92 per cent

Location
• Block and production licence: PL159, PL212, PL212B & PL262 (part blocks 6507/6 & 6507/5, 6507/3, 6507/2)
• 210 km from Sandnessjøen where BP's supply base and support unit is located
• Helicopter base in Brønnøysund

Skarv oil and gas field
• 1998 Skarv discovered
• 350-450m water depth

Transport solution
• 80km long 26" spur gas line to Åsgard Transport System
• Shuttle tanker loading
• Ability to process third party gas

Skarv FPSO technical features
• Vessel length 295m, width 51m
• Accommodation: 100 single bed cabins
• 15 mooring lines
• 13 risers
• Prod. capacity oil: 85,000 barrels/day
• Prod. capacity gas: 19 million cu m/day (670 mmscf/d)
• Storage capacity: 875,000 barrels
• Topsides: 18,000 tonnes
• Hull: 49,000 tonnes
• Turret/mooring system: 7000 tonnes
• Wells: 16
• Sub-sea templates: 5

BP in Norway:
• BP has been in Norway since 1920
• BP Norway has 11 licences, and is operator for all. The fields currently in production and operated by BP Norway are Valhall, Hod, Ula and Tambar
• A new projects organisation is being established in Stavanger to develop capability in BP Norway to service future projects from the Valhall, Ula and Skarv hubs through 2050
• BP expects to invest $10 billion (£6.7billion) net over the next five years in Norway and UK

Further information:
• BP press office, Stavanger: jan-erik.geirmo@bp.com
• BP press office: +44 (0)20 7496 4076, bppress@bp.com

Cautionary note to U.S. investors - The U.S. Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only reserves that are estimated in accordance with SEC definitions. We use certain terms herein, such as 'estimated ultimate recovery' that SEC guidelines strictly prohibit us from including in filings with the SEC. In addition, forward-looking statements about production included herein may not be based on estimates of proved reserves as defined by SEC guidelines.  U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 January 2013
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary